UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______  No ___X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

___________________
/s/ Luis Diaz Olivero
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS DIAZ OLIVERO
Name: Luis Diaz Olivero
Title: Stock Market Representative
Date: July 23, 2018

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2017 AND 2018 (UNAUDITED);
AND CONSOLIDATED STATEMENT OF FINANCIAL POSITION AT DECEMBER 31, 2017 (AUDITED)

CONTENTS	Page

Condensed Interim Consolidated Statement of Financial Position	1

Condensed Interim Consolidated Income Statement	2

Condensed Interim Consolidated Statement of Comprehensive Income	3

Condensed Interim Consolidated Statement of changes in Equity	4

Condensed Interim Consolidated Statement of Cash Flows	5

Notes to the Condensed Interim Consolidated Financial Statements	6 - 26

S/             = Peruvian Sol
US$         = United States dollar

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES
(Free translation from the original in Spanish)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(All amounts are expressed in thousands of S/ unless otherwise stated)

ASSETS				LIABILITIES AND EQUITY
		As at	As at			As at	As at
		December 31,	June 30,			December 31,	June 30,
	Note	2017	2018		Note	2017	2018

Current assets				Current liabilities
Cash and cash equivalents	8	626,180	648,412	Borrowings	12	1,056,764	954,181
Financial asset at fair value through profit or loss		181	212	Bonds	13	36,655	36,293
Trade accounts receivables, net		992,724	837,947	Trade accounts payable		1,453,046	1,436,693
Unbilled work in progress, net		584,753	414,904	Accounts payable to related parties	9	55,174	60,122
Accounts receivable from related parties	9	100,752	63,255	Current income tax		85,543	74,611
Other accounts receivable		765,445	827,736	Other accounts payable		848,500	755,394
Inventories, net		770,711	751,992	Provisions	14	13,503	13,724
Prepaid expenses		33,478	43,071			3,549,185	3,331,018
		3,874,224	3,587,529
				Non-current liabilities
Non-current assets classified as held for sale		17,722	-	Borrowings	12	633,299	592,733
				Long-term bonds	13	910,912	905,118
Total current assets		3,891,946	3,587,529	Other long-term accounts payable		852,473	854,718
				Long-term accounts payable to related parties	9	25,954	22,069
Non-current assets				Provisions	14	33,914	33,835
Long-term trade accounts receivable, net		848,590	1,079,221	Derivative financial instruments		383	136
Long-term unbilled work in progress, net		87,410	29,928	Deferred income tax liability		72,472	87,857
Long-term accounts receivable from related parties	9	773,930	760,082	Total non-current liabilities		2,529,407	2,496,466
Prepaid expenses		38,082	51,121	Total liabilities		6,078,592	5,827,484
Other long-term accounts receivable		470,852	488,883
Investments in associates and joint ventures	10	268,671	266,830	Equity
Investment property		45,687	44,612	Capital	15	660,054	660,054
Property, plant and equipment, net	11	865,735	592,520	Legal reserve		132,011	132,011
Intangible assets, net	11	940,070	955,069	Optional reserve		29,974	29,974
Deferred income tax asset		436,697	472,292	Share Premium		881,795	871,945
Total non-current assets		4,775,724	4,740,558	Other reserves		(169,671)	(162,171)
				Retained earnings		589,167	562,742
				Equity attributable to controlling interest in the Company		2,123,330	2,094,555
				Non-controlling interest		465,748	406,048
				Total equity		2,589,078	2,500,603

Total assets		8,667,670	8,328,087	Total liabilities and equity		8,667,670	8,328,087

The accompanying notes on pages 6 to 26 are an integral part of the consolidated financial statements.

CONSOLIDATED INCOME STATEMENT
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period of six months
		ended June 30,
	Note	2017	2018

Revenues from construction activities		980,701	999,857
Revenues from services provided		856,996	852,755
Revenue from real estate and sale of goods		443,058	389,131
		2,280,755	2,241,743

Cost of construction activities		(897,951)	(1,006,261)
Cost of services provided		(795,994)	(738,331)
Cost of real estate and goods sold		(293,226)	(259,003)
	16	(1,987,171)	(2,003,595)
Gross profit		293,584	238,148

Administrative expenses	16	(160,550)	(164,618)
Other income and expenses		68	6,346
Gain from the sale of investments		98,700	41,895
Operating profit		231,802	121,771

Financial expenses		(86,342)	(137,870)
Financial income		24,342	14,086
Share of the profit or loss in associates and joint
ventures under the equity method of accounting		13,112	(2,425)
Profit before income tax		182,914	(4,438)
Income tax	17	(53,701)	(10,878)
Profit (loss) for the year from continuing operations		129,213	(15,316)

Profit for the year from discontinued operations		46,004	8,591
Profit (loss) for the period		175,217	(6,725)

Profit (loss) attributable to:
Owners of the Company		148,693	(28,387)
Non-controlling interest		26,524	21,662
		175,217	(6,725)

Earnings (loss) per share from continuing operations
attributable to owners of the Company during
the period		0.225	(0.043)

The accompanying notes on pages 6 to 26 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

	For the period of six months
	ended June 30,
Note	2017	2018

Profit (Loss) for the period	175,217	(6,725)
Other comprehensive income:
Items that will not be reclassified to profit or loss
Remeasurement of actuarial gains and losses, net of tax	(104)	2,682

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax	199	175
Foreign currency translation adjustment, net of tax	(17,019)	10,447
Exchange difference from net investment in a foreign operation, net of tax	(3,249)	(145)
	(20,069)	10,477
Other comprenhensive income for the period, net of tax	(20,173)	13,159
Total comprehensive income for the period	155,044	6,434

Comprehensive income attributable to:
Owners of the Company	132,860	(18,925)
Non-controlling interest	22,184	25,359
	155,044	6,434

Comprehensive income attributable to owners of the Company:
Continuing operations	128,520	(15,228)
Discontinued operations	26,524	21,662
	155,044	6,434

The accompanying notes on pages 6 to 26 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD OF THE SIX MONTHS ENDED JUNE 30, 2017 AND 2018
(All amounts are expressed in thousands of S/ unless otherwise stated)
	Attributable to the controlling interests of the Company
	Number				Premium
	of shares		Legal	Optional	for issuance	Other	Retained		Non-controlling
	In thousands	Capital	reserve	reserve	of shares	reserves	earnings	Total	interest	Total

Balances as of January 1, 2017	660,054	660,054	132,011	29,974	882,464	(168,112)	1,008,084	2,544,475	522,084	3,066,559

Profit for the period	-	-	-	-	-	-	148,693	148,693	26,524	175,217
Cash flow hedge	-	-	-	-	-	189	-	189	10	199
Adjustment for actuarial gains and losses	-	-	-	-	-	-	-76	-76	-28	(104)
Foreign currency translation adjustment	-	-	-	-	-	(12,746)	-	(12,746)	(4,273)	(17,019)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(3,200)	-	(3,200)	(49)	(3,249)
Comprehensive income of the period	-	-	-	-	-	(15,757)	148,617	132,860	22,184	155,044
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(28,873)	(28,873)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(295)	(295)
- Additional acquisition of non-controlling	-	-	-	-	(408)	-	-	(408)	(153)	(561)
- Deconsolidation of former subsidiary	-	-	-	-	-	-	-	-	(7,801)	(7,801)
Total transactions with shareholders	-	-	-	-	(408)	-	-	(408)	(37,122)	(37,530)
Balances as of June 30, 2017	660,054	660,054	132,011	29,974	882,056	(183,869)	1,156,701	2,676,927	507,146	3,184,073

Balances as of January 1, 2018	660,054	660,054	132,011	29,974	881,795	(169,671)	589,167	2,123,330	465,748	2,589,078
Profit (loss) for the period	-	-	-	-	-	-	(28,387)	(28,387)	21,662	(6,725)
Cash flow hedge	-	-	-	-	-	166	-	166	9	175
Adjustment for actuarial gains and losses	-	-	-	-	-	-	1,962	1,962	720	2,682
Foreign currency translation adjustment	-	-	-	-	-	7,479	-	7,479	2,968	10,447
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(145)	-	(145)	-	(145)
Comprehensive income of the period	-	-	-	-	-	7,500	(26,425)	(18,925)	25,359	6,434
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(9,585	(9,585)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(38,845)	(38,845)
- Additional acquisition of non-controlling	-	-	-	-	(9,850)	-	-	(9,850)	(4,172)	(14,022)
- Deconsolidation of former subsidiary	-	-	-	-	-	-	-	-	(32,457)	(32,457)
Total transactions with shareholders	-	-	-	-	(9,850)	-	-	(9,850)	(85,059)	(94,909)
Balances as of June 30, 2018	660,054	660,054	132,011	29,974	871,945	(162,171)	562,742	2,094,555	406,048	2,500,603

The accompanying notes on pages 6 to 26 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES
(All amounts are expressed in thousands of S/ unless otherwise stated)

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the period of six months
	ended June 30,
	2017	2018

OPERATING ACTIVITIES
Loss before income tax	238,344	4,153
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation	100,715	71,547
Amortization of other assets	48,049	52,758
Impairment of inventories	497	(13,923)
Impairment of accounts receivable and other accounts receivable	88	243
Impairment of property, plant and equipment	334	-
Profit on fair value of financial asset at fair value through profit or loss	(32)	-
Other Provisions	224	2,731
Financial expense,net	91,358	86,562
Foreign exchange loss (gain) on loans	(33,723)	17,016
under the equity method of accounting	(13,112)	2,425
Reversal of provisions	(940)	(3,982)
Disposal of fixed assets	5,722	4,596
Disposal of investments at fair value through profit or loss	46	-
Profit on sale of property, plant and equipment	(3,328)	3,420
Profit on financial asset at fair value through profit or loss	(96,305)	-
Loss on sale from available-for-sale financial assets	-	1,478
Profit on sale of investments in subsidiaries	-	(41,895)
Loss on remeasurement of accounts receivable	-	22,072
Net variations in assets and liabilities:
Trade accounts receivable and unbilled working in progress	86,040	(154,315)
Other accounts receivable	7,363	(87,732)
Other accounts receivable from related parties	(1,318)	23,818
Inventories	97,865	(8,462)
Pre-paid expenses and other assets	(19,814)	(23,015)
Trade accounts payable	46,805	110,908
Other accounts payable	(39,132)	7,823
Other accounts payable to related parties	2,270	61,898
Other provisions	(1,618)	(761)
Interest payment	(96,091)	(74,319)
Payments for purchases of intangibles - Concessions	(7,759)	(5,726)
Payment of income tax	(63,222)	(57,099)
Net cash provided by operating activities	349,326	2,219

INVESTING ACTIVITIES
Sale of available-for-sale investment	249,711	197,230
Sale of property, plant and equipment	21,057	18,436
Sale of financial asset at fair value through profit or loss	64	-
Sale of non-current assets held for sale	43,364	16,244
Interest received	4,161	13,298
Dividends received	1,136	653
Payment for purchase of investments properties	(1,296)	(84)
Payments for intangible purchase	(58,729)	(75,605)
Payments for purchase and contributions on investment in associate and joint ventures	-	(3,770)
Payments for property, plant and equipment purchase	(63,483)	(31,543)
Net cash provided by investing activities	195,985	134,859

FINANCING ACTIVITIES
Loans received	860,313	527,996
Amortization of loans received	(1,338,930)	(603,219)
Amortization of bonds issued	(18,479)	(15,001)
Payment for transaction costs for debt	(30,897)	-
Dividends paid to non-controlling interest	(28,873)	(9,585)
Cash received (return of contributions )from non-controlling shareholders	(295)	(13,456)
Acquisition or sale of interest in a subsidiary of non-controlling shareholders	-	(1,581)
Net cash applied to financing activities	(557,161)	(114,846)
Net increase (net decrease) in cash	(11,850)	22,232
Cash and cash equivalents at the beginning of the period	606,949	626,180
Cash and cash equivalents at the end of the period	595,099	648,412

NON-CASH TRANSACTIONS:
Acquisition of assets through finance leases	27,330	226
Accounts payable to the non-controlling interest for purchase of investments	-	12,441
Contribution in inventories	-	25,389

The accompanying notes on pages 6 to 26 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2017 AND 2018 (UNAUDITED); AND, CONSOLIDATED STATEMENT OF FINANCIAL POSITION AT DECEMBER 31, 2017 (AUDITED)

1.           GENERAL INFORMATION

Graña y Montero S.A.A. (hereinafter “the Company”) is the parent of the Graña y Montero Group (hereinafter “the Group”) and it is mainly engaged in holding investments in different Group companies. Additionally, the Company provides services of general management, financial management, commercial management, legal advisory and human resources management and office operating leasing to the Group’s companies.

The Group is a conglomerate of companies with operations including different business activities, the most significant are engineering and construction, infrastructure (public concession ownership and operation), real estate businesses and services.

These condensed interim consolidated financial statements as of June 30, 2018 were prepared and authorized for issuance by the Chief Financial Officer on July 23, 2018.

2.           BASIS OF PREPARATION

These condensed interim consolidated financial statements for the period ended June 30, 2018 were prepared in accordance with (IAS 34) “Interim financial reporting”. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2017, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The condensed interim consolidated financial statements are presented in thousands of Peruvian Soles, unless otherwise stated.

3.           SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statements at December 31, 2017, except for the new international financial information regulations (IFRS) effective as of January 1, 2018, which the Group is in the process of adoption.

4.           FINANCIAL RISK MANAGEMENT

Financial risk management is carried out by the Group’s Management. Management oversees the general management of risks in specific areas, such as foreign exchange rate risk, price risk, cash flow and fair value interest rate risk, credit risk, the use of derivative and non-derivative financial instruments and the investment of excess liquidity as well as financial risks and carries out periodic supervision and monitoring.

4.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures in one of its subsidiaries and considers the use of other derivatives in the event that it identifies risks that may generate an adverse effect for the Group in the short and medium-term.

a)	Market risks

i.	Foreign Exchange risk

The Group is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad. As of June 30, 2018, and December 31, 2017, this exposure is mainly concentrated in fluctuations of U.S. dollar, the Chilean and Colombian Pesos.

ii.	Price risk

Management considers that the exposure of the Group to the price risk of its investments in mutual funds, bonds and equity securities is low, since the invested amounts are not significant. Any fluctuation in their fair value will not have any significant impact on the balances reported in the condensed interim consolidated financial statements.

iii.	Cash flow and fair value interest rate risk

The Group’s interest rate risk mainly arises from its long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

b)	Credit risk

Credit risk arises from cash and cash equivalent and deposits with banks and financial institutions, as well as customer credit counterparties, including the outstanding balance of accounts receivable and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted.

With respect to loans to related parties, the Group has measures in place to ensure the recovery of these loans through the controls maintained by the Corporate Finance Management and the performance evaluation conducted by the Board.

c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate number of sources of committed credit facilities and the capacity to close out positions in the market. Historically, the Group cash flows enabled it to maintain sufficient cash to meet its obligations. However, as of December 31, 2016, the Group started to experienced liquidity risk due to the early termination of the GSP concession agreement and the obligations assumed. As a consequence, the Group started a disinvestment plan to be able to meet the obligations resulting from this scenario.

Group Corporate Finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs, so that the Group does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities.

Less significant financing transactions are controlled by the Finance Management of each subsidiary.

Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal statement of financial position ratio targets and, if applicable, external regulatory or legal requirements; for example, foreign currency restrictions.

Surplus cash held by the operating entities over the balance required for working capital management are invested in interest-bearing checking accounts or time deposits, selecting instruments with appropriate maturities and sufficient liquidity.

The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than	1-2	2-5	More than
	1 year	years	years	5 years	Total

At December 31, 2017
Other financial liabilities (except for finance leases)	1,003,500	336,913	290,253	-	1,630,666
Finance leases	72,864	41,877	24,022	638	139,401
Bonds	109,746	148,986	353,349	1,272,647	1,884,728
Trade accounts payable	1,453,046	-	-	-	1,453,046
Accounts payable to related parties	55,174	25,954	-	-	81,128
Other accounts payable	153,498	34,527	371,976	-	560,001
Other non-financial liabilities	-	383	-	-	383
	2,847,828	588,640	1,039,600	1,273,285	5,749,353

At June 30, 2018
Other financial liabilities (except for finance leases)	942,493	245,030	351,650	56,612	1,595,785
Finance leases	37,947	19,995	16,729	-	74,671
Bonds	108,670	150,378	354,037	1,222,246	1,835,331
Trade accounts payable	1,436,696	-	-	-	1,436,696
Accounts payable to related parties	60,122	22,069	-	-	82,191
Other accounts payable	177,462	2,797	496,788	-	677,047
Other non-financial liabilities	-	136	-	-	136
	2,763,390	440,405	1,219,204	1,278,858	5,701,857

4.2	Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern  in order to provide returns for shareholders, benefits for  other stakeholders and tomaintain an optimal capital structure to reduce the cost of capital. In 2017 the situation of the Group, has lead Management to monitor deviations that might cause the non-compliance of covenants and may hinder renegotiation of liabilities (Note12).

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paidto shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents.

Total capital is calculated as ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2017, and June 30, 2018, the gearing ratio is presented below indicating the Company’s strategy to keep it in a range from 0.10 to 0.70.

	At	At
	December 31,	June 30,
	2017	2018

Total borrowings and bonds	2,637,630	2,488,325
Less: Cash and cash equivalents	(626,180)	(648,412)
Net debt	2,011,450	1,839,913
Total equity	2,589,078	2,500,603
Total capital	4,600,528	4,340,516

Gearing ratio	0.44	0.42

4.3	Fair value estimation

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established.

-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-
Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

-
Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

The fair value of the financial assets classified as at fair value through profit or loss has been determined with observable information of Level 1.

Other financial instruments measured at fair value correspond to the interest rate swaps signed by subsidiary GMP S.A., by which a variable-interest instrument is changed to a fixed interest rate (cash flow hedge). The information used for determining the fair value of these instruments are Level 2 and has been determined based on the present value of discounted future cash flows applied to the interest-rate change projections of Citibank N.A.

The carrying amounts of cash and cash equivalents correspond to their fair values. The Company considers that the carrying amount of trade accounts receivable and payable is similar to their fair values. The fair value of financial liabilities, disclosed in Note 12, has been estimated by discounting the future contractual cash flows at the interest rate currently prevailing in the market and which is available to the Company for similar financial instruments (Level 2).

5.           CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2017.

6.         SEASONALITY OF OPERATIONS

The Group shows no seasonality in the operations of any of its subsidiaries; operations are carried out regularly during the course of the period.

7.         SEGMENT INFORMATION

Operating segments are reported consistently with the internal reports that are reviewed by the Group’ chief decision-maker; that is, the Executive Committee, which is led by the Chief Executive Officer. This Committee is responsible for allocating resources and evaluating the performance of each operating segment.

The Group's operating segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) infrastructure, (iii) real estate and (iv) technical services.

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘infrastructure’. However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported are measured in a manner consistent with the basis of preparation of the financial statements.

Group sales and receivables are not concentrated on a few customers. There is no external customer that represents 10% or more of the Goup’s revenue.

The table below shows the Group’s financial statements by operating segments:

Operating segments financial position
Segment reporting
	Engineering	Infrastructure						Parent
	and construction	Oil & Gas	Toll roads	Transportation	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of December 31, 2017
Assets.-
Cash and cash equivalent	184,401	43,878	121,901	161,073	4,204	85,187	21,904	3,632	-	626,180
Financial asset at fair value through profit or loss	181	-	-	-	-	-	-	-	-	181
Trade accounts receivables	368,303	64,364	128,124	108,706	604	45,897	274,103	419	2,204	992,724
Work in progress	578,723	-	-	-	-	-	-	6,030	-	584,753
Accounts receivable from related parties	230,607	2,746	62,525	3,072	8,852	69,382	9,947	66,059	(352,438)	100,752
Other accounts receivable	518,123	55,959	66,765	31,381	1,922	40,026	38,527	12,742	-	765,445
Inventories	46,499	15,093	8,685	19,457	-	643,882	45,512	190	(8,607)	770,711
Prepaid expenses	4,470	1,168	2,354	10,312	164	216	14,037	757	-	33,478
Non-current assets classified as held for sale	17,722	-	-	-	-	-	-	-	-	17,722
Total current assets	1,949,029	183,208	390,354	334,001	15,746	884,590	404,030	89,829	(358,841)	3,891,946

Long-term trade accounts receivable	-	-	14,747	793,991	-	-	39,852	-	-	848,590
Long-term work in progress	58,997	-	28,413	-	-	-	-	-	-	87,410
Long-term accounts receivable from related parties	258,479	-	27,660	-	-	-	474	636,941	(149,624)	773,930
Prepaid expenses	-	-	24,585	13,115	892	-	-	-	(510)	38,082
Other long-term accounts receivable	75,030	53,917	11,159	255,179	7,348	9,811	1,712	56,696	-	470,852
Investments in associates and joint ventures	111,513	7,344	-	-	-	1	10,113	2,206,230	(2,066,530)	268,671
Investment property	-	-	-	-	-	45,687	-	-	-	45,687
Property, plant and equipment	509,700	171,226	18,572	580	60	11,621	100,936	70,627	(17,587)	865,735
Intangible assets	203,390	160,288	492,424	323	-	1,022	47,332	24,031	11,260	940,070
Deferred income tax asset	165,227	5,507	11,057	-	-	10,316	46,470	192,088	6,032	436,697
Total non-current assets	1,382,336	398,282	628,617	1,063,188	8,300	78,458	246,889	3,186,613	(2,216,959)	4,775,724
Total assets	3,331,365	581,490	1,018,971	1,397,189	24,046	963,048	650,919	3,276,442	(2,575,800)	8,667,670
Liabilities.-
Borrowings	591,987	46,924	2,589	-	-	162,031	139,821	113,412	-	1,056,764
Bonds	-	-	24,361	12,294	-	-	-	-	-	36,655
Trade accounts payable	955,015	62,659	85,329	81,161	132	43,724	189,553	36,412	(939)	1,453,046
Accounts payable to related parties	114,198	3,664	60,857	83,841	14	37,396	14,428	88,546	(347,770)	55,174
Current income tax	29,379	1,282	1,122	-	161	45,299	8,300	-	-	85,543
Other accounts payable	492,362	12,487	68,994	27,058	49	63,654	109,904	73,992	-	848,500
Provisions	6,682	5,204	-	-	-	20	1,597	-	-	13,503
Total current liabilities	2,189,623	132,220	243,252	204,354	356	352,124	463,603	312,362	(348,709)	3,549,185

Borrowings	127,773	101,549	1,945	-	-	12,010	26,458	363,564	-	633,299
Long-term bonds	-	-	319,549	591,363	-	-	-	-	-	910,912
Other long-term accounts payable	379,043	-	52,349	349,987	158	32,058	36,409	2,469	-	852,473
Long-term accounts payable to related parties	4,306	-	836	89,023	23,445	-	30,739	32,102	(154,497)	25,954
Provisions	8,587	16,707	-	-	-	-	3,365	5,255	-	33,914
Derivative financial instruments	-	383	-	-	-	-	-	-	-	383
Deferred income tax liability	26,633	8,957	8,606	20,789	210	-	7,277	-	-	72,472
Total non-current liabilities	546,342	127,596	383,285	1,051,162	23,813	44,068	104,248	403,390	(154,497)	2,529,407
Total liabilities	2,735,965	259,816	626,537	1,255,516	24,169	396,192	567,851	715,752	(503,206)	6,078,592
Equity attributable to controlling interest in the Company	487,923	299,411	323,987	106,256	(123)	217,290	82,100	2,547,328	(1,940,842)	2,123,330
Non-controlling interest	107,477	22,263	68,447	35,417	-	349,566	968	13,362	(131,752)	465,748
Total liabilities and equity	3,331,365	581,490	1,018,971	1,397,189	24,046	963,048	650,919	3,276,442	(2,575,800)	8,667,670

Operating segments financial position
Segment reporting
	Engineering	Infrastructure						Parent
	and construction	Oil & Gas	Toll roads	Transportation	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of June, 2018
Assets.-
Cash and cash equivalent	213,690	28,773	84,442	145,203	4,897	59,792	13,563	98,052	-	648,412
Financial asset at fair value through profit or loss	212	-	-	-	-	-	-	-	-	212
Trade accounts receivables	162,038	89,299	90,279	182,111	1,227	29,135	283,571	287	-	837,947
Work in progress	398,063	-	-	-	-	-	-	16,841	-	414,904
Accounts receivable from related parties	210,291	2,608	43,637	2,652	8,852	60,637	20,335	60,145	(345,902)	63,255
Other accounts receivable	542,353	54,469	56,875	46,917	653	46,462	51,555	28,452	-	827,736
Inventories	38,493	15,723	11,587	26,951	-	622,612	43,156	2,129	(8,659)	751,992
Prepaid expenses	4,296	1,159	2,948	20,185	258	148	12,274	1,803	-	43,071
Non-current assets classified as held for sale	-	-	-	-	-	-	-	-	-	-
Total current assets	1,569,436	192,031	289,768	424,019	15,887	818,786	424,454	207,709	(354,561)	3,587,529

Long-term trade accounts receivable	58,997	-	40,738	964,249	-	-	15,237	-	-	1,079,221
Long-term work in progress	-	-	29,928	-	-	-	-	-	-	29,928
Long-term accounts receivable from related parties	258,479	-	28,386	-	-	-	1,079	660,045	(187,907)	760,082
Prepaid expenses	-	-	39,952	10,813	866	-	-	-	(510)	51,121
Other long-term accounts receivable	252,262	61,220	9,991	130,768	7,346	8,352	774	18,170	-	488,883
Investments in associates and joint ventures	106,951	7,502	-	-	-	3,768	9,308	2,237,149	(2,097,848)	266,830
Investment property	-	-	-	-	-	44,612	-	-	-	44,612
Property, plant and equipment	249,175	164,886	16,412	826	55	10,343	89,007	69,601	(7,785)	592,520
Intangible assets	194,517	200,690	480,163	560	-	1,115	43,496	23,753	10,775	955,069
Deferred income tax asset	175,498	4,803	11,363	-	-	14,220	46,633	215,260	4,515	472,292
Total non-current assets	1,295,879	439,101	656,933	1,107,216	8,267	82,410	205,534	3,223,978	(2,278,760)	4,740,558
Total assets	2,865,315	631,132	946,701	1,531,235	24,154	901,196	629,988	3,431,687	(2,633,321)	8,328,087
Liabilities.-
Borrowings	329,521	46,995	2,721	117,873	-	148,258	157,659	151,154	-	954,181
Bonds	-	-	23,566	12,727	-	-	-	-	-	36,293
Trade accounts payable	899,039	99,764	63,775	110,726	151	27,560	192,272	43,406	-	1,436,693
Accounts payable to related parties	104,660	2,130	38,473	95,421	-	36,453	17,396	103,844	(338,255)	60,122
Current income tax	30,550	1,970	29	-	206	21,493	20,363	-	-	74,611
Other accounts payable	384,447	21,466	57,341	27,655	67	128,067	79,735	56,616	-	755,394
Provisions	6,682	5,164	-	-	-	70	1,808	-	-	13,724
Total current liabilities	1,754,899	177,489	185,905	364,402	424	361,901	469,233	355,020	(338,255)	3,331,018

Borrowings	14,061	90,705	1,211	-	-	11,494	10,575	464,687	-	592,733
Long-term bonds	-	-	310,398	594,720	-	-	-	-	-	905,118
Other long-term accounts payable	507,481	-	41,353	258,733	261	14,975	29,379	2,536	-	854,718
Long-term accounts payable to related parties	-	-	836	98,600	23,322	-	35,764	59,104	(195,557)	22,069
Provisions	7,910	18,845	-	-	-	-	1,825	5,255	-	33,835
Derivative financial instruments	-	136	-	-	-	-	-	-	-	136
Deferred income tax liability	24,408	16,351	9,377	28,874	202	-	8,645	-	-	87,857
Total non-current liabilities	553,860	126,037	363,175	980,927	23,785	26,469	86,188	531,582	(195,557)	2,496,466
Total liabilities	2,308,759	303,526	549,080	1,345,329	24,209	388,370	555,421	886,602	(533,812)	5,827,484
Equity attributable to controlling interest in the Company	482,445	304,067	330,433	139,431	(55)	214,313	65,455	2,531,781	(1,973,315)	2,094,555
Non-controlling interest	74,111	23,539	67,188	46,475	-	298,513	9,112	13,304	(126,194)	406,048
Total liabilities and equity	2,865,315	631,132	946,701	1,531,235	24,154	901,196	629,988	3,431,687	(2,633,321)	8,328,087

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Oil & Gas	Toll roads	Transportation	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
Period 2017 -

Revenue	1,064,317	207,272	212,413	119,188	1,509	317,227	505,172	31,383	(177,726)	2,280,755
Gross profit (loss)	80,946	32,879	52,561	23,376	95	112,107	47,745	(23,053)	(33,072)	293,584
Administrative expenses	(80,407)	(8,206)	(16,140)	(6,359)	(206)	(8,003)	(47,259)	(29,272)	35,302	(160,550)
Other income and expenses	2,193	291	455	5	-	(2,586)	(113)	1,072	(1,249)	68
Gain from the sale of investments	-	-	-	-	-	47,115	-	47,370	4,215	98,700
Operating profit (loss)	2,732	24,964	36,876	17,022	(111)	148,633	373	(3,883)	5,196	231,802
Financial expenses	(19,714)	(6,194)	(4,071)	(2,268)	(1)	(12,089)	(14,257)	(36,802)	9,054	(86,342)
Financial income	9,532	2,143	1,484	1,866	1	1,023	139	21,745	(13,591)	24,342
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	33,686	877	-	-	-	455	248	163,144	(185,298)	13,112
Profit (loss) before income tax	26,236	21,790	34,289	16,620	(111)	138,022	(13,497)	144,204	(184,639)	182,914
Income tax	(2,127)	(6,880)	(9,282)	(5,114)	(74)	(38,069)	2,555	4,324	966	(53,701)
Profit (loss) from continuing operations	24,109	14,910	25,007	11,506	(185)	99,953	(10,942)	148,528	(183,673)	129,213
Profit from discontinued operations	43,510	-	-	-	-	-	2,317	-	177	46,004
Profit (loss) for the period	67,619	14,910	25,007	11,506	(185)	99,953	(8,625)	148,528	(183,496)	175,217

Profit (loss) attributable to:

Owners of the Company	65,271	13,065	16,942	8,630	(185)	55,444	(7,123)	148,575	(151,926)	148,693
Non-controlling interest	2,348	1,845	8,065	2,876	-	44,509	(1,502)	(47)	(31,570)	26,524
	67,619	14,910	25,007	11,506	(185)	99,953	(8,625)	148,528	(183,496)	175,217

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Oil & Gas	Toll roads	Transportation	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
Period 2018 -

Revenue	920,117	269,314	304,879	304,965	1,598	143,559	557,900	43,219	(303,808)	2,241,743
Gross profit (loss)	34,849	61,750	50,068	53,173	209	25,059	30,293	(6,426)	(10,827)	238,148
Administrative expenses	(64,565)	(9,824)	(15,221)	(5,361)	(118)	(9,147)	(46,945)	(32,912)	19,475	(164,618)
Other income and expenses	8,920	(15)	2	2	-	(1,118)	(4,745)	628	2,672	6,346
Gain from the sale of investments	41,895	-	-	-	-	-	-	-	-	41,895
Operating profit (loss)	21,099	51,911	34,849	47,814	91	14,794	(21,397)	(38,710)	11,320	121,771
Financial expenses	(34,447)	(7,366)	(13,801)	(3,719)	-	(11,146)	(16,636)	(62,480)	11,725	(137,870)
Financial income	6,331	337	2,004	11,091	30	2,844	706	14,651	(23,908)	14,086
Dividends	-	-	-	-	-	-	-	2,196	(2,196)	-
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	(4,522)	709	-	-	-	-	736	35,876	(35,224)	(2,425)
(Loss)/profit before income tax	(11,539)	45,591	23,052	55,186	121	6,492	(36,591)	(48,467)	(38,283)	(4,438)
Income tax	(2,618)	(13,564)	(7,203)	(16,788)	(177)	(1,837)	7,952	22,547	810	(10,878)
(Loss)/Profit from continuing operations	(14,157)	32,027	15,849	38,398	(56)	4,655	(28,639)	(25,920)	(37,473)	(15,316)
Profit from discontinued operations	8,591	-	-	-	-	-	-	-	-	8,591
(Loss)/profit for the period	(5,566)	32,027	15,849	38,398	(56)	4,655	(28,639)	(25,920)	(37,473)	(6,725)

Profit (loss) attributable to:

Owners of the Company	(7,582)	29,496	13,149	28,799	(56)	(2,978)	(24,220)	(25,851)	(39,144)	(28,387)
Non-controlling interest	2,016	2,531	2,700	9,599	-	7,633	(4,419)	(69)	1,671	21,662
	(5,566)	32,027	15,849	38,398	(56)	4,655	(28,639)	(25,920)	(37,473)	(6,725)

No major changes occurred in total assets as compared to the amount stated in previous year-end financial statements.

There are no differences as compared to previous year-end financial statements based on segmentation or measurement of financial performance by segment.

8.           CASH AND CASH EQUIVALENTS

This account comprises:

	At	At
	December 31,	June 30,
	2017	2018

Cash on hand	16,468	2,145
In-transit remittances	2,798	2,458
Bank accounts	493,666	621,268
Time deposits	113,248	22,541
	626,180	648,412

The above figures reconcile to the amount of cash shown in the statement of cash flows.

Reconciliation to the cash flow statement:

	At	At
	December 31,	June 30,
	2017	2018

Cash and cash equivalent	626,180	648,412
Bank overdrafts (Note 12)	(120)	-
Balances of the statement of cash flows	626,060	648,412

9.           TRANSACTIONS WITH RELATED PARTIES

a) Transactions with related parties -

Major transactions between the Company and its related parties are summarized as follows:

	At	At
	December 31,	June 30,
	2017	2018
Revenue from sales of goods and services:
- Associates	3,367	1,691
- Joint operations	18,138	15,782
	21,505	17,473

Inter-company services were agreed based on market terms as if they had been agreed to third parties.

b) Balances of transactions with related parties

	At December 31, 2017		At June 30, 2018
	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations:
Consorcio GyM Conciviles	43,435	-	18,722	-
Consorcio Rio Urubamba	8,964	-	8,987	-
Consorcio Peruano de Conservación	7,417	-	7,198	-
Consorcio Vial Quinua	-	2,162	-	2,119
Consorcio Italo Peruano	14,536	18,849	7,597	11,585
Consorcio La Gloria	1,688	1,358	1,353	1,025
Terminales del Perú	3,290	-	2,524	-
Consorcio Rio Mantaro	1,134	763	2,121	17,651
Consorcio Vial Sierra	2,355	1,854	3,592	-
Consorcio Constructor Chavimochic	1,959	5,817	2,121	5,961
Consorcio Energía y Vapor	-	72	-	-
Consorcio Ermitaño	1,067	6	1,066	478
Consorcio Menegua	39	-	40	-
Consorcio para la Atención y Mant. de Ductos	-	12,074	-	-
Consorcio Huacho Pativilca	-	2,377	-	387
Other minors	12,182	6,973	5,493	11,350
	98,066	52,305	60,814	50,556

Other related parties:
Gaseoducto Sur Peruano S.A	2,407	-	2,407	-
Perú Piping Spools S.A.C.	279	185	34	58
Ferrovías Argentina	-	2,684	-	5,084
Arturo Serna	-	-	-	4,424
	2,686	2,869	2,441	9,566
Current portion	100,752	55,174	63,255	60,122

Non-current portion:
Gasoducto Sur Peruano S.A	773,930	-	760,082	-
Ferrovías Participaciones	-	21,648	-	22,069
Arturo Serna	-	4,306	-	-
Non-current portion	773,930	25,954	760,082	22,069

Receivables and payables are mainly of current maturity and do not have specific guarantees, except for the receivable account from GSP. Accounts receivable from related parties have maturity periods of 60 days and arise from sales of goods and services. These balances are non-interest-bearing, and during 2018 do not require a provision for impairment.

Current accounts payable to related parties mainly arise from transactions to provide services of engineering, construction, maintenance and others and have a maturity period of 60 days. Such accounts are not interest bearing because they are short-term.

10.         INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

 The movement of our investments in associates for the period ended June 30, 2017 and 2018 is as follows:

-
In February 2017 subsidiary Viva GyM S.A. signed a purchase-sales agreement comprising its equity interest (representing 22.5%) held in associate Promoción Inmobiliaria del Sur S.A. The agreed selling price was US$25 million (equivalent to S/81 million), which was fully paid.

-	On April 24, 2017 the Company signed a purchase-sale agreement for their total capital stock (representing 51%) held in their joint venture with Compañía Operadora de Gas del Amazonas
S.A.C. (COGA). The selling price was agreed at US$21.5 million (equivalent to S/69.8 million), which was fully paid.

-
In June 2018, the subsidiary Viva GyM S.A. signed a partnership agreement with the company OBRATRES S.A.C, percentage of interest 37.5%, to develop a real estate project located at Calle Tacna 544 in Barranco, the project will consist of 31  departments, 52 parking lots and 24 warehouses.

11.         PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

 For the period ended June 30, 2017 and 2018, the movement in property, plant and equipment and intangible assets accounts was as follows:

	Property,
	plant and	Intangibles
	equipment	assets

Net cost at January 1, 2017	1,113,599	960,286

Additions	90,811	79,456
Subsidiary deconsolidation	(279,643)	(26,765)
Transfers, disposals and adjustments	(26,623)	(11,929)
Deductions for sale of assets	(17,729)	-
Depreciation, amortization	(99,562)	(48,049)
Net cost at June 30, 2017	780,853	952,999

	Property,
	plant and	Intangibles
	equipment	assets

Net cost at January 1, 2018	865,735	940,070

Additions	31,769	83,258
Subsidiary deconsolidation	(207,243)	(16,509)
Transfers, disposals and adjustments	(5,496)	1,008
Deductions for sale of assets	(21,856)	-
Depreciation, amortization	(70,389)	(52,758)
Net cost at June 30, 2018	592,520	955,069

a)	Property, plant and equipment

As of June 30, 2017 and 2018, additions to property, plant and equipment comprise acquisition of machinery and equipment intended for the Group’s operations.

Depreciation of fixed assets and investment properties for the period is broken down in the statement of income as follows:

	2017	2018

Cost of services and goods	62,042	56,829
Administrative expenses	6,045	4,571
(+) Depreciation discontinued operation	32,628	10,148
Total depreciation of property, plant and equipment and investment property	100,715	71,548
(-) Depreciation of investment property	(1,153)	(1,159)
Total depreciation of property, plant and equipment	99,562	70,389

b)	Intangible assets

As of June 30, 2017 and 2018, additions registered in intangible assets mainly comprise of investments in building  the second Ancón-Huacho-Pativilca road section of the Panamericana Norte highway (concession under intangible model)  and in preparation of wells located in Lots I, III, IV and V to provide oil and hydrocarbon explotation services.

i)	Goodwill

Management reviews the results of its businesses based on the type of economic activity carried out. Goodwill allocated to cash-generating units are:

	At	At
	December 31,	June 30,
	2017	2018

Engineering and construction	75,051	76,947
Electromechanical	20,737	20,737
Telecommunications services	6,720	6,973
IT equipment and services	930	930
Mining and construction services	13,366	-
	116,804	105,587

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on the higher of its value in use and fair value less cost of disposal. Value in use is determined based on the future cash flows expected to be generated by the assessed CGU.

As of June 30, 2018 same criteria used as those applied in the impairment test at December 31, 2017 that concluded there was no impairment in the CGU .

ii)	Trademarks

This item mainly comprises the trademarks acquired in the business combination processes with Vial y Vives S.A.C. (S/75.4 million) in October 2012; Morelco S.A.S. (S/33.3 million) in December 2014; and Adexus S.A. (S/9.1 million) in August 2016. Management determined that the brands obtained from Vial y Vives, Morelco and Adexus have indefinite lives; consequently, annual impairment tests are performed on these intangibles.

12.         BORROWINGS

This item comprises:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
	2017	2018	2017	2018	2017	2018

Bank overdrafts	120	-	120	-	-	-
Bank loans	1,561,634	1,339,345	990,467	900,549	571,167	438,796
Finance leases	128,309	68,342	66,177	34,672	62,132	33,670
Other financial entities	-	139,227	-	18,960	-	120,267
	1,690,063	1,546,914	1,056,764	954,181	633,299	592,733

a)	Bank loans

As of December 31, 2017 and June 30, 2018, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations bear interest at fixed rates which fluctuated between 3.30% and 13.9% in 2017 and between 3.6% and 13.8% in 2018.

			Current		Non-current
			At	At	At	At
	Interest	Date of	December 31,	June 30,	December 31,	June 30,
	rate	maturity	2017	2018	2017	2018

GyM S.A.	4.33% / 8.73%	2018 / 2020	551,413	316,667	95,376	2,591
Graña y Montero S.A.A.	Libor USD 3M + from 4.9% a 5.5%	2018 / 2020	113,412	132,194	363,564	344,420
GyM Ferrovías S.A.	Libor USD 1M + de 2%	2018	-	117,873	-	-
Viva GyM S.A.	7.00% / 11.09%	2018 / 2019	157,592	144,610	-	1,218
CAM Holding S.A.	6.05% / 13.76%	2018 / 2020	77,775	89,454	12,807	3,213
Adexus S.A.	3.63% / 5.90%	2018 / 2019	46,552	55,447	3,175	-
GMP S.A.	4.45% / 6.04%	2018 / 2020	42,911	43,136	96,245	87,354
CONCAR S.A.	6.50% / 12.00%	2018	812	1,168	-	-
			990,467	900,549	571,167	438,796

i)	Credit Suisse Syndicated Loan

In December 2015, the Group entered into a medium term loan credit agreement for up to US$200 million (equivalent to S/672 million), with Credit Suisse AG, Cayman Islands Branch and Credit Suisse Securities (USA) LLC. The initial term of the loan was set at five years, with quarterly installments starting to be paid on the 18th month. The loan accrued interest at a rate of three months Libor plus 3.9% per year. The proceeds were used to finance the equity interest in GSP. On June 27, 2017, the Group renegotiated the terms of this loan to clear breaches related to the termination of the GSP concession.

As of June 30, 2018, the outstanding balance of the loan capital is US$76.3 million (equivalent to S/246.4 million), pending the application of US$18.2 million from the securitization of flows operation in Norvial (see b) below). This amount will be applied to debt reduction once the Ministry of Justice has obtained permission to transfer the funds abroad (see Note 1 of the 2017 annual audited report).

The agreement contains certain covenants, including the obligation by the Company to maintain certain financial ratios during the term of the agreement. As of the date of this report, we are in breach of the Consolidated Leverage Ratio described at the consolidated financial statements for 2017. The Company is in the process of obtaining the waiver from the lenders. Additionally, the syndicated loan required to make available to the lenders the audited consolidated financial statements for the fiscal years of 2016 and 2017, which were presented on May 15, 2018 and July 2, 2018, respectively.

ii)	GSP Bridge Loan

At December 31, 2016, the current balance includes US$129 million (equivalent to S/433.3 million) of the corporate guarantee issued by the Company to secure the bridge loan given to GSP, which was enforceable at that date. On June, 2017, the Company has reached a new term loan with Natixis, BBVA, SMBC and MUFJ for US$78.7 million (equivalent to S/264.8 million), the proceeds of which were used to repay the GSP bridge loan. The maturity is June, 2020, with required prepayments to be made with the proceeds of asset sales of 40% in the first year and an additional 30% in the second year.

As of to date, the outstanding balance of the loan capital is US$72.5 million (equivalent to S/235.3 million), pending the application of US $ 9.1 million from the transaction of securitization of flows made in Norvial (see b) below). This amount will be applied to debt reduction once the Ministry of Justice has obtained permission to transfer the funds abroad (see Note 1 of the 2017 annual audited report).

The new agreement contains certain covenants described at the consolidated financial statements for 2017. As of the date of this annual report, we are in default with respect to the consolidated leverage ratio. The Company is in the process of obtaining the waiver from the lenders. Additionally, the syndicated loan required to make available to the lenders the audited consolidated financial statements for the fiscal years of 2016 and 2017, which were presented on May 15, 2018 and July 2, 2018, respectively.

b)	Other financial entities

Securitization of Norvial flows

At May 29, 2018 the Company subscribes an agreement between the Company and Inversiones Concesiones Vial S.A.C. ("BCI Perú") -whith the intervention of Fondo de Inversiones BCI NV (“Fondo BCI”) and BCI Management Administradora General de Fondos S.A. (“BCI” Asset Management”) - to monetize future dividends from Norvial S.A. to the Company. This operation has as a finality to reduce the indebtness of the Company.The amount of the transaction was US$ 42.3 millions and ended on June 11, 2018.

Likewise, it has been agreed that our company will have purchase options on 48.8% of Norvial's economic rights that BCI Peru will maintain through its participation in Inversiones en Autopistas S.A.. These options will be subject to certain conditions such as the expiration of different terms, recovery of the investment made with the funds of the BCI Fund (according to different economic calculations) and/or that a change of control occurs.

c)	Fair value of borrowings

The carrying amount and fair value of borrowings are broken down as follows:

	Book value		Fair value
	At	At	At	At
	December 31,	June 30,	December 31,	June 30,
	2017	2018	2017	2018

Bank overdrafts	120	-	120	-
Bank loans	1,561,634	1,339,345	1,627,000	1,442,970
Finance leases	128,309	68,342	141,040	73,185
Other financial entities	-	139,227	-	139,227
	1,690,063	1,546,914	1,768,160	1,655,382

As of June 30, 2018, the fair value is based on cash flows discounted using a rate based on the borrowing rate of 3.0% and 13.8% (2.4% and 13.8% in 2017). It should be noted that the interest rate used are those applicable and negotiated by each Company.

13.         BONDS

This item is broken down as follows:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
	2017	2018	2017	2018	2017	2018

GyM Ferrovías	603,657	607,447	12,294	12,727	591,363	594,720
Norvial	343,910	333,964	24,361	23,566	319,549	310,398
	947,567	941,411	36,655	36,293	910,912	905,118

a)	GyM Ferrovías S.A.

In February 2015 subsidiary GyM Ferrovías S.A. issued corporate bonds under the U.S. Regulation S. This issue was carried out in Peruvian Soles VAC (the Spanish acronym for constant value update) for a total amount of S/629 million. Maturity of these bonds is November 2039 and bear interest at a rate of 4.75% (plus VAC adjustment), they have a risk rating of AA+ (local grading) granted by Apoyo & Asociados Internacionales Clasificadora de Riesgo. At June 30, 2018 the Group made a payment of S/62.6 million (S/47.9 million at June 30, 2017).

At June 30, 2017 and 2018 the account movement was as follows:

	2017	2018

Balance at January, 1	604,031	603,657
Amortization	(9,538)	(5,064)
Accrued interest	24,386	23,814
Interest paid	(15,245)	(14,960)
Balance at June, 30	603,634	607,447

As part of the process of bond structuring, GyM Ferrovías engaged to adhere to the following covenants:

-	Debt service coverage ratio of not less than 1.2 times.
-	Keeping a constant minimum balance of trust equal to a quarter of operating and maintenance costs (including VAT)
-	Keeping a constant minimum balance of trust equal to two coupons as per schedule.

On August 23, 2017, GyM Ferrovias S. A. and Line One CPAO Purchaser LLC entered into the Sale and Purchase Agreement and Assignment of Rights Agreement regarding the CPAO (“Pago Anual por Inversiones Complementarias” in Spanish) derived from the Concession Agreement for up to US$ 316 million.

On August 23,2017, GyM Ferrovias S. A. as Borrower, Mizuho Bank, Ltd. and Sumitomo Mitsui Banking Corporation as Lenders and Mizuho Bank, Ltd. as Administrative Agent entered into a

US$80 million Working Capital loan agreement to partially finance the Expansion Project of Line 1 Lima Metro. As of June 30, 2018, US$36 million has been disbursed.

b)	Norvial S.A.

Between 2015 and 2016, the subsidiary Norvial S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. Risk rating agencies Equilibrium y Apoyo & Asociados Internacionales graded this debt instrument AA.

The capital raised was used to finance the construction of the Second Phase of Red Vial No.5 and the financing of VAT arising from a project-related expenses.

At June 30, 2017 and 2018 the account movement was as follows:

	At	At
	June 30,	June 30,
	2017	2018

Opening balance	363,684	343,910
Amortization	(8,941)	(9,937)
Accrued interest	1,602	11,886
Capitalized interest	12,973	1,927
Interest paid	(14,558)	(13,822)
Closing balance	354,760	333,964

As part of the process of bond structuring, Norvial S.A. engaged to adhere to the following covenants:

-	Debt service coverage ratio of not less than 1.3 times.
-	Proforma gearing ratio lower than 4 times.

As of December 31,2017 and June 30, 2018 the Company has complied with its covenants for both bonds.

Fair value of the bonds of both Companies at June 30, 2018 amounted to S/429.4 million (at December 31, 2017 amounted to S/400.4 million), which has been calculated based on the discounted cash flows, using rates between 4.31% and 5.71% (rates between 5.40% and 7.99% at December 31, 2017) which are within level 2 of the fair value hierarchy.

14.         PROVISIONS

This item is broken down based on the expectation of liquidation as follows:

	At	At
	December 31,	June 30,
	2017	2018

Current portion	13,503	13,724
Non-current portion	33,914	33,835
	47,417	47,559

The movement of this item as of June 30, 2017 and June 30, 2018 is as follows:

		Contingent
		liabilities	Provision
	Legal	resulting from	for well
	claims	acquisitions	closure	Total

At January 1, 2017	15,732	8,125	17,216	41,073
Additions	543	-	(319)	224
Reversals of provisions	(143)	(797)	-	(940)
Payments	(1,618)	-	-	(1,618)
Translation adjustments	(48)	(332)	-	(380)
At June 30, 2017	14,466	6,996	16,897	38,359

At January 1, 2018	23,364	7,249	16,804	47,417
Additions	2,731	-	2,139	4,870
Reversals of provisions	(3,684)	(298)	-	(3,982)
Payments	(761)	-	-	(761)
Translation adjustments	(20)	35	-	15
At June 30, 2018	21,630	6,986	18,943	47,559

15.         CAPITAL

As of December 31, 2017 and June 30, 2018, the authorized, subscribed and paid-in capital, according to the Company’s bylaws as amended, is represented by 660,053,790 common shares at S/1.00 par value each.

At December 31, 2017 a total of 259,302,745 shares were represented by ADS, equivalent to 51,860,549 ADS at a ratio of 5 shares per ADS; and a total of 249,683,050 shares were represented by ADS, equivalent to 49,936,610 ADS at June 30, 2018.

16.         EXPENSES BY NATURE

For the period ended June 30, 2017 and 2018, this item comprises:

	Cost of
	goods	Administrative
At June 30, 2017	and services	expenses

Salaries, wages and fringe benefits	588,467	93,669
Services provided by third-parties	579,725	20,417
Purchase of goods	387,815	27
Other management charges	323,311	33,283
Depreciation	62,042	6,045
Amortization of intangibles	38,204	5,428
Taxes	6,777	1,661
Impairment of inventories	428	-
Impairment of accounts receivable	88	-
Impairment of property, plant and equipment	314	20
	1,987,171	160,550

At June 30, 2018
Salaries, wages and fringe benefits	699,677	76,264
Services provided by third-parties	545,623	49,574
Purchase of goods	421,196	35
Other management charges	239,570	31,086
Depreciation	56,829	4,571
Amortization of intangibles	48,257	2,610
Taxes	6,123	478
Impairment of accounts receivable	243	-
Recovery of impairment on inventory	(13,923)	-
	2,003,595	164,618

As of June 30, 2018, the subsidiary Viva GyM S.A. reverse the excess of provision for impairment in inventories and accounts receivable for S/13.9 million, reported in its results as a lower expense.

17.          INCOME TAX

These condensed interim consolidated financial statements for the period ended June 30, 2018, income tax expense is recognized based on management's estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the year to June 30, 2018 is 245.06% (26.50% for the period ended June 30, 2017). The variation of the effective rate as compared to the previous year is due to the effect of the permanent differences in the income tax calculation.

18.          CONTINGENCIES, COMMITTMENTS AND GUARANTEES

As of June 30, 2018, contingencies held by the Group are substantially the same as those existing as of December 31, 2017.

In addition the Group had guarantee commitments with different financial institutions securing transactions in the amount of US$201.8 million.

19.          DIVIDENDS

As part of the covenants at the refinancing agreements mentioned in Note 12, the Company is unable to pay dividends until the cancellation of all liabilities related to these borrowings.

For the period ended June 30, 2018, the Group has paid dividends to its non-controlling subsidiaries participate by S/9.6 million (S/28.9 million for the same period in 2017).

20.          DISCONTINUED OPERATIONS

As part of the process of divestments of non-strategic assets initiated by the Company in 2017, Stracon GyM SA was sold, during the first semester of the year 2018.

a)  STRACON GyM S.A.

On March 28, 2018, the Company signed an agreement for the sale of the total shares (representing 87.59%) on Stracon GyM. The selling price was agreed at US$84.7 million US$76.8 millones, which was fully paid.

STRACON GyM S.A.
(net of intercompany transactions)
2018
From January 1
to Mar 31

Revenue	236,368
Operating costs	(226,288)
Finance costs, net	1,393
Operating profit from discontinued activities before taxation	11,473
Income tax expense	(6,527)
Profit from discontinued ordinary activities after taxation	4,946
Profit from discontinued activities attributable to owners of the
Company	4,332

Earnings per share relating to the discontinued operation are as follows
Basic	0.0633

Cash flows relating to the discontinued operation are as follows:

Operating cash flows	22,129
Investing cash flows	8,762
Financing cash flows	(24,464)

b)  GMD S.A.

On June 6, 2017 the Company signed a purchase-sale agreement for their total share (representing 89.19%) of GMD S.A. The selling price was agreed at US$84.7 million (equivalent to S/269.9 million), which was fully paid.

The financial performance and cash flow information presented are for the five months ended May 31, 2017.

GMD S.A.
(net of intercompany transactions)
2017
From January 1
to May 31
Revenue	7,204
Operating costs	(10,567)
Finance costs, net	(2,617)
Operating loss from discontinued activities before taxation	(5,980)
Income tax expense	(1,171)
Loss from discontinued ordinary activities after taxation	(7,151)
Loss from discontinued activities attributable to owners of the
Company	(6,381)

Losses per share relating to the discontinued operation are as follows:
Basic	(0.56)

Cash flows relating to the discontinued operation are as follows:

Operating cash flows	10,220
Investing cash flows	(11,189)
Financing cash flows	1,618

21.          EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

On July 16, 2018, by resolution issued by the First National Preparatory Investigation Court, by means of which the request for the incorporation of our subsidiary GyM SA as Civilly Responsible Third Party of the investigation process followed by the public works tendered for the construction of sections 1 and 2 of Line 1 of the Lima Metro (Tren Eléctrico case).

The company does not agree with the resolution that is the object of this communication and considers that it has not incurred in any irregularity, so it will exercise its right of defense throughout the investigation.